TATA

03 JAN 23 AM 7:21

82-3733

2nd January 2003

BP/AD-M1A/1

SUPPL

03003252

BSE
Market Operations Dept.
Rotunda Building
Dalal Street
Mumbai 400 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 23rd January 2003 to consider and take on record the unaudited financial results (provisional) for the quarter ended 31st December 2002.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
For and on behalf of
The Tata Power Co. Ltd.
by its Constituted Attorney

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/24

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359